Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of thirty-four cents $0.34 Canadian per share on the issued and outstanding Common shares and thirty-four cents $0.34 Canadian per share on the issued shares of the Company payable on 2 July 2013 to holders of record at the close of business on 10 June 2013.

By order of the Board

Monique Mercier

Chief Legal Officer and Corporate Secretary

Vancouver, British Columbia

9 May 2013

Contact: Investor Relations

1-800-667-4871

ir@telus.com